

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via U.S. Mail
Xing Cheng Yao
President
Paracap Corporation
c/o Catalyst Capital
Unit 232
W. 41st Avenue
Vancouver, BC V6M 2A

Re: **Paracap Corporation**
       Amendment No. 1 to Form 8-K
       Filed February 28, 2013
       File No. 0-51975

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We reviewed the revisions to your disclosure in response to comment 2 in our letter dated September 30, 2013. As previously requested, please revise your disclosure in the first paragraph to disclose the date Amisano Hanson, CA resigned as your independent accountant. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2. We reviewed the revisions to your disclosure in response to comment 4 in our letter dated September 30, 2013. Please revise your disclosure in the second and fourth paragraphs to refer to the period from April 1, 2005 (date of inception) to July 31, 2005 and any subsequent annual or interim period preceding the resignation of Amisano Hanson, CA. Also, in the fourth paragraph delete reference to the most recent fiscal year and any subsequent interim period. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

3. Please refer to comments 5 and 6 in our letter dated September 30, 2013. As previously requested, please disclose why the PCAOB revoked the registration of Stan J.H. Lee, CPA.

Also, since Stan J.H. Lee, CPA is no longer registered with the PCAOB you may not include its audit reports or consents in filings with the Commission. Therefore, please amend your Form 10-K filed September 26, 2013 to remove the audit report and label the financial statements as unaudited. In addition, you should have a firm that is registered with the PCAOB re-audit that year and amend your Form 10-K again once the financial statements are re-audited by a new firm. Please tell us how you intend to amend the filing and address the re-audit requirement.

4. Please refer to comment 7 in our letter dated September 30, 2013. As previously requested, please confirm to us that you (or someone on your behalf) did not consult with Stan J.H. Lee, CPA regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K during the two most recent years or any subsequent interim period prior to engaging that accountant.

5. Please file an Exhibit 16 letter to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K under Item 9.01 of Form 8-K. If you are unable to obtain an Exhibit 16 letter from Stan J.H. Lee, CPA, please disclose that fact.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at 202-551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

Accounting Branch Chief